Via Facsimile and U.S. Mail
Mail Stop 6010

August 2, 2007

Mr. Thomas C. Freyman
Executive Vice President, Finance and
Chief Financial Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Abbott Laboratories
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 23, 2007
File No. 001-02189

Dear Mr. Freyman:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief